UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

SEI Carlyle Private Markets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Freedom Valley Drive

Oaks, PA 19456

Telephone Number (including area code):

610-676-1000

Name and address of agent for service of process:

Katherine R. Mason, Esq.

c/o SEI Investments Company

One Freedom Valley Drive

Oaks, PA 19456

With copies to:

John J. O’Brien, Esq.

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, Pennsylvania 19103

and

Anthony H. Zacharski, Esq.

Morgan Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes            [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on this 15th day of May, 2026.

SEI CARLYLE PRIVATE MARKETS FUND

By:	/s/ Robert A. Nesher
Robert A. Nesher
President & Chief Executive Officer

Attest:

/s/ Katherine R. Mason
Name: Katherine R. Mason

Title: Vice President and Assistant Secretary